                                                                      Exhibit 12

                               HARSCO CORPORATION

               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                             THREE MONTHS
                                                 ENDED                               YEARS ENDED DECEMBER 31
                                                              ----------------------------------------------------------------------
                                                3/31/98          1997           1996           1995            1994         1993
                                            ---------------   -----------    -----------     ----------     -----------  -----------
Consolidated Earnings:

   Pre-tax income from continuing
     operations                               $ 40,166       $ 165,613       $ 145,984       $ 107,073     $  84,197       $ 70,116

   Add fixed charges computed below              5,792          24,263          26,181          33,121        37,982         23,879

   Net adjustments for equity companies           (122)           (694)           (181)           (466)         (134)          (363)

   Net adjustments for capitalized
     interest                                     --              --              --              --            (274)          (172)
                                              --------       ---------       ---------       ---------     ---------       --------
Consolidated Earnings Available for
   Fixed Charges                              $ 45,836       $ 189,182       $ 171,984       $ 139,728     $ 121,771       $ 93,460
                                              ========       =========       =========       =========     =========       ========

Consolidated Fixed Charges:

   Interest expense per financial
     statements (1)                           $  3,882       $  16,741       $  21,483       $  28,921     $  34,048       $ 19,974

   Interest expense capitalized                     32             128             131             134           338            332

   Portion of rentals (1/3) representing
     an interest factor                          1,878           7,394           4,567           4,066         3,596          3,573

   Interest expense for equity companies
     whose debt is guaranteed (2)                 --              --              --              --            --             --
                                              --------       ---------       ---------       ---------     ---------       --------

   Consolidated Fixed Charges                 $  5,792       $  24,263       $  26,181       $  33,121     $  37,982       $ 23,879
                                              ========       =========       =========       =========     =========       ========

Consolidated Ratio of Earnings to
   Fixed Charges                                  7.91            7.80            6.57            4.22          3.21           3.91
                                              ========       =========       =========       =========     =========       ========
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(1)      Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period
         1993 through 1997, and the three months ended March 31, 1998.